PROMISSORY NOTE

$19,827,500.00   **December 22, 2016**

For value received, the undersigned (herein called "Maker") hereby promises to pay to the order of Southside Bank ("Lender"), in immediately available funds in lawful money of the United States of America, at the offices of Southside Bank in the City of Tyler, Smith County, Texas, the principal sum of NINETEEN MILLION EIGHT HUNDRED TWENTY SEVEN THOUSAND FIVE HUNDRED US DOLLARS ($19,827,500.00), together with interest on the unpaid principal balance of this Note from day to day outstanding, as hereinafter provided.

Definitions.

The term "Applicable Law" as used in this Note means the laws of the State of Texas (without regard to any conflict of laws principles) and applicable United States federal laws; provided, however, with respect to determination of the Maximum Rate and the Maximum Amount, this Note shall be governed by the laws of the State of Texas or the applicable federal laws of the United States, whichever laws allow the greater interest, as such laws now exist (or as such laws may be changed or amended or come into effect in the future, but only to the extent that any change, modification or new law permits a higher Maximum Rate or higher Maximum Amount).

The term "Business Day" as used in this Note means a day other than a Saturday, Sunday or other day on which banks in Tyler, Texas are authorized or required to be closed.

The term "Collateral" as used in this Note means all collateral as described in the Loan Documents, including, without limitation, the Property (as defined in the Loan Agreement) and any other assets of Maker, whether now owned or hereafter acquired.

The term "Floating Rate Index" as used in this Note means a floating interest rate equal to the One Month London Interbank Offered Rate (Libor) as published in the "Borrowing Benchmarks - Money Rates" section of the *Wall Street Journal* from time to time (or a comparable rate selected by Lender if *The Wall Street Journal* ceases to publish such rate). The initial Floating Index Rate on the date of this Note is _____% per annum, provided, the Floating Index Rate shall be adjusted on the first day of each month (commencing on February 1, 2017) to the then current One Month London Interbank Offered Rate (Libor) as published in *The Wall Street Journal* on the last business day preceding such date.

The term "Loan Agreement" as used in this Note means a Loan Agreement dated of even date herewith, by and between Maker and Lender, as same may be modified, amended or restated from time to time. This Note is subject to the terms of the Loan Agreement and evidences the "Loan" as therein defined.

The term "Loan Documents" as used in this Note means this Note, the Loan Agreement and all deeds of trust, security agreements and other documents now or hereafter securing, guaranteeing or executed in connection with the loan evidenced by this Note, as the same may be amended, restated, modified or supplemented from time to time.

The term "Maximum Rate" as used in this Note means the maximum non-usurious rate of interest per annum permitted by Applicable Law. The Maximum Rate shall be applied by taking into account all amounts characterized by Applicable Law as interest on the debt evidenced by this Note, so that the aggregate of all interest does not exceed the Maximum Amount (hereinafter defined).

The term "Past Due Rate" as used in this Note means a rate per annum equal to the Stated Rate plus four percent (4%) per annum.

The term "Stated Rate" as used in this Note means a floating annual interest rate equal to the greater of (i) the Floating Rate Index, plus 2.80%, or (ii) 2.80%.

      Interest Rate. The unpaid principal balance of this Note from day to day outstanding which is not past due shall bear interest at a rate per annum equal to the lesser of (a) the Maximum Rate or (b) the Stated Rate. Any principal of, and to the extent permitted by Applicable Law, any interest on, this Note which is not paid when due shall bear interest, from the date due and payable until paid, payable on demand, at a rate per annum equal to the lesser of (a) the Maximum Rate or (b) the Past Due Rate. Subject always to limitation by the Maximum Rate, interest on this Note at the Stated Rate and the Past Due Rate shall be calculated on the basis of the 360/actual method, which computes a daily amount of interest for a year consisting of 360 days, then multiplies such amount by the actual number of days in an interest calculation period.

      Terms of Payment. Interest shall be due and payable monthly as it accrues on the first day of each month beginning February 1, 2017 and continuing regularly thereafter **UNTIL DECEMBER 31, 2019 (THE "FINAL MATURITY DATE"), WHEN ALL PRINCIPAL AND ALL ACCRUED INTEREST REMAINING UNPAID SHALL THEN BE DUE AND PAYABLE IN FULL, AND LENDER SHALL HAVE NO OBLIGATION TO RENEW THIS NOTE OR TO EXTEND THE FINAL MATURITY DATE (EXCEPT FOR ANY EXTENSION OF THE FINAL MATURITY DATE THAT IS EXPRESSLY PERMITTED IN THE LOAN AGREEMENT; AND IF THE FINAL MATURITY DATE IS SO EXTENDED, THEN PRINCIPAL AND INTEREST SHALL BE PAYABLE IN MONTHLY INSTALLMENTS AS THEREIN PROVIDED UNITL THE FINAL EXTENDED MATURITY DATE).** Whenever any payment shall be due under this Note on a day which is not a Business Day, the date on which such payment is due shall be extended to the next succeeding Business Day, and such extension of time shall be included in the computation of the amount of interest then payable. All payments made on this Note shall be applied, to the extent thereof, first to accrued but unpaid interest and the balance to unpaid principal. Any monthly installment that is not paid within ten days after the due date shall be subject to a one-time late fee in an amount equal to 5% of the past due amount, which fee shall be due and payable only upon demand by Lender; provided, however, with respect to the first time only that a monthly installment is not paid within ten days after the due date, Lender agrees to waive the late fee if the payment is received within five days after Lender gives Maker written notice that such installment is past due.

      Prepayments. Principal may be prepaid in whole or in part without any penalty, premium or fee; provided, however, Lender shall not be required to accept any prepayment of principal unless Maker gives Lender written notice of Maker's intent to make a prepayment (which notice must specify the amount of the prepayment and the date on which the prepayment will be made) at least thirty (30) days prior to Lender's receipt of the prepayment. Prepayments of principal shall be applied to the last installment(s) of principal payable hereunder.

Security. The security for this Note includes, without limitation, a Deed of Trust, Security Agreement and Assignment of Rents of even date herewith covering the Property (as defined in the Loan Agreement).

Default. It shall be a default under this Note and each of the other Loan Documents if (i) any installment of principal, accrued interest or other amount of money due under this Note is not paid in full when due, regardless of how such amount may have become due, and if Maker fails to cure such default prior to expiration of the applicable cure period as provided in the Loan Agreement; or (ii) there shall occur any default or event of default under any of the Loan Documents, and if Maker fails to cure such default prior to expiration of any applicable cure period provided in the Loan Documents (each a "Default"). Upon the occurrence of a Default, the holder hereof shall have the rights to declare the unpaid principal balance and accrued but unpaid interest on this Note at once due and payable (and upon such declaration, the same shall be at once due and payable); foreclose any or all liens and security interests securing payment hereof; and/or exercise any of its other rights, powers and remedies under this Note, under any other Loan Document, or at law or in equity.

Remedies. All rights and remedies provided for in this Note and in any other Loan Document are cumulative of each other and of any and all other rights and remedies existing at law or in equity. The resort to any right or remedy provided for hereunder or under any such other Loan Document or provided for by law or in equity shall not prevent the concurrent or subsequent employment of any other appropriate rights or remedies. No single or partial exercise by the holder hereof of any right, power or remedy shall exhaust the same or shall preclude any other or further exercise thereof, and every such right, power or remedy may be exercised at any time and from time to time. Neither the failure by the holder of this Note to exercise, nor delay by the holder in exercising, the right to accelerate the maturity of this Note or any other right, power or remedy upon any Default shall be construed as a waiver of such Default or as a waiver of the right to exercise any such right, power or remedy at any time. Without limiting the generality of the foregoing provisions, the acceptance by the holder hereof from time to time of any payment under this Note which is past due or which is less than the payment in full of all amounts due and payable at the time of such payment, shall not (i) constitute a waiver of, or impair or extinguish, the rights of the holder hereof to accelerate the maturity of this Note or to exercise any other right, power or remedy at the time or at any subsequent time, or nullify any prior exercise of any such right, power or remedy, or (ii) constitute a waiver of the requirement of punctual payment and performance, or a novation in any respect.

Attorney's Fees. If any holder of this Note retains an attorney in connection with any Default or to collect, enforce or defend this Note or any other Loan Document in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Maker sues any holder in connection with this Note or any other Loan Document and does not prevail, then Maker agrees to pay to each such holder, in addition to principal and interest, all reasonable costs and expenses incurred by such holder in trying to collect this Note or in any such suit or proceeding, including reasonable attorneys' fees.

Usury Savings. It is the intent of Lender and Maker and all other parties to the Loan Documents to conform to and contract in strict compliance with applicable usury law from time to time in effect. All agreements between Lender or any other holder hereof and Maker (or any other party liable with respect to any indebtedness under the Loan Documents) are hereby limited by the provisions of this paragraph which shall override and control all such agreements, whether now existing or hereafter arising. In no way, nor in any event or contingency (including but not limited to prepayment, Default, demand for payment, or acceleration of maturity), shall the interest taken, reserved, contracted for, charged or received under this Note or otherwise, exceed the maximum non-usurious amount permitted by Applicable Law (the "Maximum Amount"). If, from any possible construction of any document, interest would otherwise be payable in excess of the Maximum Amount, any such construction shall be subject to the provisions of this paragraph and such document shall be automatically reformed and the interest payable shall be automatically reduced to the Maximum Amount, without the necessity of execution of any amendment or new document. If the holder hereof shall ever receive anything of value which is characterized as interest under Applicable Law and which would apart from this provision be in excess of the Maximum Amount, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the indebtedness evidenced hereby in the inverse order of its maturity and not to the payment of interest, or refunded to Maker or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal. The right to accelerate maturity of this Note or any other indebtedness does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and the holder hereof does not intend to charge or receive any unearned interest in the event of acceleration. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by Applicable Law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of such indebtedness so that the amount of interest does not exceed the Maximum Amount.

Waivers. If there is more than one Maker of this Note, all Makers shall be jointly and severally liable for payment of the indebtedness evidenced hereby and all other obligations under the Loan Documents. Except as otherwise expressly provided in the Loan Documents, Maker and all sureties, endorsers, guarantors and any other party now or hereafter liable for the payment of this Note in whole or in part, hereby severally (i) waive demand, presentment for payment, notice of dishonor and of nonpayment, protest, notice of protest, notice of intent to accelerate, notice of acceleration and all other notice (except any applicable notices which are specifically required by this Note or any other Loan Document), filing of suit and diligence in collecting this Note or enforcing any of the security herefor; (ii) agree to any substitution, subordination, exchange or release of any such security or the release of any party primarily or secondarily liable hereon; (iii) agree that the holder hereof shall not be required first to institute suit or exhaust its remedies hereon against Maker or other party liable or to become liable hereon or to enforce its rights against them or any security herefor; (iv) consent to any extension or postponement of time of payment of this Note for any period or periods of time and to any partial payments, before or after maturity, and to any other indulgences with respect hereto, without notice thereof to any of them; **(v) submit (and waive all rights to object) to personal jurisdiction in the State of Texas, and venue in Dallas County, Texas or Smith County, Texas for the enforcement of any and all obligations under the Loan Documents; and (vi) waive all rights and defenses under Sections 51.003, 51.004 and 51.005 of the Texas Property Code, as amended.**

Business Purpose Loan. This Note may not be amended except in a writing specifically intended for such purpose and executed by the party against whom enforcement of the amendment is sought. The loan evidenced by this Note is solely for business, commercial, investment or other similar purpose and is not for personal, family, household or agricultural purposes. The holder of this Note may sell, or offer to sell, the loan evidenced by this Note to a bank or other financial institution chartered under the laws of the United States or any State, and the holder of this Note is hereby authorized to disseminate to any such purchaser or prospective purchaser any information that holder has pertaining to the loan evidenced by this Note, including, without limitation, credit information on the Maker and any guarantors of this Note.

Jurisdiction and Venue; Waiver of Jury. THIS EXCLUSIVE VENUE FOR ANY LITIGATION WITH RESPECT TO THIS NOTE SHALL BE IN THE FEDERAL OR STATE COURTS SITTING IN THE CITY OF DALLAS, DALLAS COUNTY, TEXAS, OR IN THE CITY OF TYLER, SMITH COUNTY, TEXAS, AND HAVING JURISDICTION. MAKER AND LENDER HEREBY WAIVE THE RIGHT TO A JURY TRIAL WITH RESPECT TO ANY CLAIMS OR DISPUTES RELATING TO THIS NOTE OR ANY OF THE OTHER LOAN DOCUMENTS.

Notice of Final Agreement. THE LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

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IN WITNESS WHEREOF, Maker has duly executed this Promissory Note as of the date first above written.

MAKER:

HARTMAN THREE FOREST PLAZA, LLC,
a Texas limited liability company

By: Hartman Income REIT Management, Inc.,
       a Texas corporation, its Manager

By: _____
Name: Allen R. Hartman
Its: President